PROSPECTUS SUPPLEMENT                                Issued December 21, 2005

(To Prospectus dated October 11, 2005)

Filed Pursuant to Rule 424(b)(5)

Registration No. 333 –128334

2,900,000 Shares

COLLAGENEX PHARMACEUTICALS, INC.

Common Stock

We are offering 2,900,000 shares of our common stock.

Our common stock is listed on the Nasdaq National Market and traded under the symbol “CGPI.”

On December 20, 2005, the reported last sale price of our common stock on the Nasdaq National Market was $11.71 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-7 of this prospectus supplement.

PRICE $10.00 A SHARE

	Price to Investors	Placement Agency Fees	Proceeds to CollaGenex, Before Expenses and After Placement Agency Fees

Per Share	$10.00	$0.60	$9.40

Total	$29,000,000	$1,740,000	$27,260,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

Roth Capital Partners, LLC is acting as our placement agent in connection with this offering and is using its best efforts to introduce us to investors.  The placement agent is not purchasing or selling any shares pursuant to this prospectus supplement or the accompanying prospectus, nor is the placement agent required to purchase or sell any specific number or dollar amount of shares.  We will pay up to 1.5% of the gross proceeds we receive in the offering to SunTrust Robinson Humphrey Capital Markets for financial advisory services rendered to us in connection with the offering.

Roth Capital Partners

Prospectus Supplement dated December 21, 2005.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS SUPPLEMENT SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE AND DIVIDENDS
CAPITALIZATION
DILUTION
PLAN OF DISTRIBUTION

PROSPECTUS

ABOUT THIS PROSPECTUS
COLLAGENEX PHARMACEUTICALS, INC.
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is the prospectus supplement, which describes the specific terms of the common stock we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus.  The second part, the prospectus, provides more general information.  Generally, when we refer to this prospectus, we are referring to both parts of this document combined.  To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

i

Unless otherwise stated, all references to “us,” “our,” “CollaGenex,” “we,” the “Company” and similar designations refer to CollaGenex Pharmaceuticals, Inc.  Our logo, trademarks and service marks are the property of CollaGenex.  Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

You should rely only on the information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized, and the placement agent has not authorized, anyone to provide you with information that is different. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled “Where You Can Find More Information” in the accompanying prospectus.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering.  This information is not complete and does not contain all the information you should consider before investing in our common stock.  You should carefully read this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section of this prospectus supplement and the financial statements and the other information incorporated by reference in this prospectus, before making an investment decision.

Overview

CollaGenex Pharmaceuticals, Inc., and subsidiaries, is a specialty pharmaceutical company currently focused on developing and marketing innovative proprietary medical therapies to the dermatology market.  We currently market three prescription pharmaceutical products to the dermatology market through our professional dermatology sales force.  Our marketed dermatology products are Pandel®, a prescription corticosteroid we licensed from Altana, Inc. in May 2002, Alcortin™, a prescription topical antifungal steroid combination, and Novacort™, a prescription topical steroid and anesthetic.  We are promoting Alcortin and Novacort to dermatologists pursuant to a Promotion and Cooperation Agreement executed in June 2005 with Primus Pharmaceuticals Inc.

Prior to the May 2005 introduction of a third party generic version of Periostat®, we had a dental sales force that detailed four prescription pharmaceutical products to the dental market.  On May 20, 2005, we ceased all sales promotion activities for these products.  We currently still generate sales from these dental products, which all treat periodontal disease and include our own product Periostat, as well as Atridox®, Atrisorb FreeFlow® and Atrisorb-D® which are licensed from Atrix Laboratories, Inc. (now known as QLT USA, Inc.).  We had also sold a separately branded version of Periostat to United Research Laboratories, Inc./Mutual Pharmaceutical Company, Inc., or Mutual, pursuant to a License and Supply Agreement executed in April 2004 as part of a settlement of our outstanding patent litigation with Mutual.  As a result of the launch of a third party generic version of Periostat in May 2005, Mutual ceased purchasing product from us during June 2005.

In addition to our marketed products, we have a pipeline of products in clinical and pre-clinical development.  These products are based on our two proprietary platform technologies, IMPACS™ and Restoraderm®.  IMPACS (Inhibitors of Multiple Proteases And CytokineS) are a group of compounds that demonstrate a range of anti-inflammatory activities as well as the ability to inhibit the breakdown of connective tissue.  Periostat is our first FDA-approved IMPACS product.  Periostat-MR™ is a once-a-day, controlled release formulation of Periostat currently in a Phase III clinical trial for the treatment of adult periodontitis.  We do not intend to seek regulatory approval or market Periostat-MR in the United States.  Alliance Pharma PLC, a U.K. specialty pharmaceutical company that acquired our U.K. and European dental assets in 2004, has an option to acquire the rights to seek regulatory approval and market Periostat-MR in the U.K. and Europe.

We recently completed two Phase III clinical trials for Oracea™ for the treatment of rosacea, a dermatological condition.  Oracea contains the same active ingredient and controlled delivery as Periostat-MR.  We submitted our New Drug Application for Oracea to the FDA on August 1, 2005.  In April 2005, we announced the completion of a Phase II proof-of-concept clinical trial for incyclinide (formerly known as COL-3), our second generation IMPACS compound, for the treatment of rosacea.  In September 2005, we initiated a 300-patient, double-blinded, placebo-controlled, Phase II dose-finding clinical trial to evaluate the safety and efficacy of incyclinide for the treatment of acne.

Our Restoraderm technology is a proprietary, foam-based, topical drug delivery technology that originated from a Swedish collaborator.  We have acquired all rights, title and interest to the Restoraderm technology and have initiated the development of five products based on this technology.  We are currently developing Restoraderm products for the treatment of acne and psoriasis.

Our strategy is to become a leading developer and marketer of innovative prescription pharmaceutical products to the dermatology market.  We intend to continue to market our current products and develop and launch new products based on our two proprietary platform technologies.  Our core focus is on the dermatology market, although we intend to seek additional partnerships with third parties to develop potential uses of our technology outside of that focus.

We were founded in 1992 and completed an initial public offering of our common stock in 1996.  We recorded our first profit in the third quarter of 2002.  Although we earned net income of $6.5 million and $6.4 million for the years ended December 31, 2004 and 2003, respectively, we incurred a net loss allocable to common stockholders of $13.7 million during the nine months ended September 30, 2005 and we have an accumulated deficit of $78.2 million as of September 30, 2005.  We do not expect to generate net income for the years ending December 31, 2005 or 2006.

Recent Developments

Restructuring Agreement with Series D Stockholders

On December 15, 2005,we executed a Restructuring and Exchange Agreement, or the Restructuring Agreement, with each of the holders, or the Series D Stockholders, of our outstanding Series D Cumulative Convertible Preferred Stock, $0.01 par value per share, or the Series D Stock, pursuant to which, among other things, the Series D Stockholders agreed to effect an exchange, or the Exchange, whereby we shall exchange all 200,000 outstanding shares of our Series D Stock for 200,000 shares of our Series D-1 Cumulative Convertible Preferred Stock, $0.01 par value per share, or the Series D-1 Stock.

Through the Exchange, the Series D Stockholders have agreed to, among other things (i) permanently waive their right to approve our research and development expenditures in excess of $7.0 million annually in exchange for a reduction in the conversion price of the Series D Stock from $9.89 per share to $8.50 per share, and (ii) a reduction in the number of consecutive trading days during which the closing price of our common stock must exceed two times the conversion price of the Series D-1 Stock before we can require mandatory conversion of the Series D-1 Preferred Stock into common stock from 40 trading days to 30 trading days.  As a result of the Exchange, the price at which our common stock must initially trade at or above for such 30-day period before we can require mandatory conversion of the Series D-1 Stock has been reduced from $19.78 per share to $17.00 per share.

On December 19, 2005, we filed a Certificate of Designations, Preferences and Rights of the Series D-1 Cumulative Convertible Preferred Stock with the Secretary of State of the State of Delaware.

We have also agreed to register for resale, under the Securities Act of 1933, as amended, or the Securities Act, the shares of our common stock issuable upon conversion of the Series D-1 Stock.

In connection with the Exchange, we expect to record a charge of approximately $3.7 million to net income available to common stockholders during the fourth quarter of 2005.

SansRosa Purchase Agreement

On December 14, 2005, we executed a Share Purchase Agreement, or the Purchase Agreement, with SansRosa Pharmaceutical Development, Inc., or SansRosa, and all of the existing shareholders of SansRosa, or the SansRosa Shareholders, pursuant to which we acquired 51% of the outstanding shares of capital stock of SansRosa, or the Shares.  SansRosa is the assignee of certain patent applications covering methods for treatment of redness associated with rosacea and other skin disorders.

We made an initial payment of $750,000 for the Shares.  Under the Purchase Agreement, we have the right to purchase all of the remaining shares of SansRosa capital stock upon the achievement of specified regulatory and development milestones.  In the event all such regulatory and development milestones are achieved and a patented product is developed and approved for sale, depending on the timing of such events, we would pay the SansRosa Shareholders $4.0 million to $6.0 million in additional consideration for the remaining outstanding shares of SansRosa capital stock.  The Purchase Agreement also provides for specified earn-out payments to the SansRosa Shareholders based on future product sales.  We expect to record a charge of approximately $700,000 for in-process research and development during the fourth quarter of 2005.

In certain instances, we are entitled to offset certain expenses against future purchases of capital stock or earn-out payments.  The SansRosa Shareholders have made various covenants that are customarily included in share purchase agreements, including covenants in regard to solicitation, conduct of its business, non-competition and protection of confidential information.  The SansRosa Shareholders have agreed to indemnify us against damages due to misstatements and omissions in the representations and warranties of SansRosa and the SansRosa Shareholders, as well as breaches of covenants by the SansRosa Shareholders and other specified matters, up to a maximum amount not to exceed an aggregate of $6.8 million.  No claims for indemnification may be brought by us unless and until our aggregate damages exceed $25,000.

Our principal executive offices are located at 41 University Drive, Suite 200, Newtown, Pennsylvania 18940, and our telephone number is (215) 579-7388. Our website address is www.collagenex.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive technical reference only.

THE OFFERING

Common stock offered	2,900,000

Common stock outstanding, as of September 30, 2005 as adjusted for the offering	17,375,047

Use of Proceeds

For general corporate purposes, including research and development expenses, manufacturing expenses, clinical trial costs, general and administrative expenses, and potential acquisitions of companies, products and technologies that complement our business. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus supplement for a discussion of factors to consider before deciding to purchase shares of our common stock.

Nasdaq National Market Symbol	CGPI

The number of shares of our common stock to be outstanding after this offering is based on 14,475,047 shares outstanding as of September 30, 2005.

The number of shares of our common stock to be outstanding after this offering excludes, as of September 30, 2005:

•                                          3,381,067 shares of common stock issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $9.34 per share;

•                                          an aggregate of 1,447,784 additional shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan, 1996 Non-Employee Director Stock Option Plan, 1996 Stock Plan and 1992 Stock Option Plan; and

•                                          an aggregate of 2,021,572 shares of common stock then issuable upon conversion of the outstanding shares of Series D Stock as of such date.

SUMMARY FINANCIAL DATA

The statement of operations data for each of the three years ended December 31, 2004 have been derived from our consolidated financial statements, incorporated by reference into this prospectus supplement.  The consolidated statement of operations data for the nine months ended September 30, 2005 and 2004, and the balance sheet data as of September 30, 2005, are unaudited but include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data.  You should read the data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related footnotes incorporated by reference in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(In thousands, except per share information)
				Unaudited
Statement of Operations Data:
Revenue	$52,146	$52,859	$44,619	$23,452	$38,926
Operating expenses:
Cost of product sales	7,446	7,362	6,713	5,017	5,590
Research and development	8,843	5,462	4,394	11,237	6,023
Selling, general and administrative - other	31,765	33,668	32,699	19,175	22,122
Selling, general and administrative - legal settlement	—	—	—	—	2,000
Selling, general and administrative - restructuring	—	—	—	1,184	348
Gain on sale of U.K. and European Dental Assets	(2,980)	—	—	—	—
Total operating expenses	45,074	46,492	43,806	36,613	36,083
Operating income (loss)	7,072	6,367	813	(13,161)	2,843
Other Income (expense):
Interest income	421	148	77	763	239
Interest expenses	—	—	(5)	—	—
Other (expense) income	2	(3)	17	—	5
Income before income taxes	7,495	6,512	902	(12,398)	(3,087)
Income taxes	967	85	—	—	—
Net income (loss)	6,528	6,427	902	(12,398)	3,087
Preferred stock dividend	1,600	1,600	1,629	1,282	1,200
Net income (loss) allocable to common stockholders	$4,928	$4,827	$(727)	$(13,680)	$1,887
Basic net income (loss) per basic share allocable to common stockholders	$0.35	$0.40	$(0.06)	$(0.95)	$0.13
Weighted average shares used in computing per basic share allocable to common stockholders	14,264,687	12,094,638	11,234,652	14,425,038	14,224,619
Net income (loss) per diluted share allocable to common stockholders	$0.34	$0.38	$(0.06)	$(0.95)	$0.13
Weighted average shares used in computing per diluted share allocable to common stockholders	14,500,637	12,836,364	11,234,652	14,425,038	14,535,183

	As of September 30, 2005
	Actual	As Adjusted
	(In thousands)
	Unaudited
Balance Sheet Data:
Cash and cash equivalents	$12,683	$39,760
Short-term investments	21,975	21,975
Working capital	27,229	54,306
Total assets	40,237	67,314
Total liabilities	11,841	11,841
Accumulated deficit	(78,152)	(78,152)
Total stockholders’ equity	28,396	55,473

The preceding table summarizes our balance sheet data at September 30, 2005:

•                           On an actual basis; and

•                           As adjusted to reflect our sale of the 2,900,000 shares of common stock offered by us at a price of $9.34 per share, after deducting the placement agency fees and estimated offering expenses payable by us.

RISK FACTORS

Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements contained or incorporated by reference in this prospectus.  Such factors that could cause or contribute to such differences include those factors discussed below.  We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  If any of the following risks actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially.

Risks Related to Our Business

We are depending heavily on the success of our most advanced product candidate, Oracea, for the treatment of rosacea, which is still under regulatory review.  If we are unable to obtain approval for and commercialize Oracea, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our recent efforts and financial resources on the development of our most advanced product candidate, Oracea, for the treatment of rosacea.  Our ability to generate substantial product revenues from Oracea, which we do not expect will occur for at least the next two years, if ever, will depend heavily on the successful development and commercialization of Oracea.  The success of Oracea will depend on several factors, including the following:

•                                          receipt of marketing approvals from the FDA and similar foreign regulatory authorities; and

•                                          acceptance of the product by patients, the medical community and third party payors.

If we are unable to obtain FDA approval for and successfully commercialize Oracea, we may never realize revenue from this product candidate and we may have to curtail our other product development programs.  As a result, our business would be materially harmed.

If we are not able to obtain and enforce patent protection for Oracea or our other discoveries, our ability to commercialize our product candidates successfully will be harmed and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information.  However, we may not hold proprietary rights to some patents related to our current or future products and technologies.  Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications.  As a result, we may be required to obtain licenses under third-party patents to market our proposed products.  If licenses are not available to us on acceptable terms, or at all, we will not be able to market the affected products.

Our strategy depends on our ability to identify our discoveries rapidly and to seek patent protection for them.  This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.  Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.  The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties.  In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention.  Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents.  The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations.  The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change.  There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents.  The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.  Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others.  The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings, and the risk of infringement litigation.  On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

If issued, our patent for Oracea may not contain claims sufficiently broad to protect us against third parties with similar products, or provide us with any competitive advantage.  Moreover, once issued, any of our patents may be challenged, narrowed, invalidated or circumvented.  In addition, the patent rights in our products that derive from claims under method of use patents may be hard to assert or enforce if medical professionals prescribe similar (including generic), though non-approved, doxycycline products for indications covered by our patents.  If our patents are invalidated or otherwise limited, other companies will be better able to develop products and technologies that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We cannot assure you that our pursuit of business in the dermatology market will be successful.

We continue to implement our plans to expand into the dermatology market.  We recently filed a New Drug Application with the FDA for Oracea to treat rosacea, and we continue to seek additional product licensing opportunities to enhance our near-term offerings to the dermatology market.  We have also been allowed by the United States Patent and Trademark Office a patent for the use of sub-antimicrobial tetracyclines for the treatment of acne and acne rosacea, including Oracea.

While we have experience in the sales and marketing of dental products, we have limited experience in the dermatology market.  This market is very competitive and some of our competitors have substantially greater resources than we have.  Our future success will depend on, among other things, our ability to: (i) achieve market acceptance for any current or future dermatological offerings; (ii) hire and retain personnel with experience in the dermatology market; (iii) execute our business plan with respect to this market segment; and (iv) adapt to technical or regulatory changes once operational.

At the same time, new product development is a lengthy, complex and uncertain process that will require significant attention and resources from management.  A product candidate can fail at any stage of the development process due to, among other things, efficacy or safety concerns, the inability to obtain necessary regulatory approvals, the difficulty or excessive cost to manufacture and/or the infringement of patents or intellectual property rights of others.  Furthermore, the sales of new products may prove to be disappointing and fail to reach anticipated levels.  We therefore cannot assure you that we will be successful in our pursuit of business in the dermatology market, or that we can sustain any business in which we achieve initial success.

The success of our current technology platforms, and that of any other future technology platforms we may purchase or in-license, will depend on the quality and integrity of the technologies licensed or sold to us.  Despite our due diligence and the safeguards we have in place, we cannot guarantee the effectiveness or integrity of such technologies, nor can we be certain that others do not have intervening rights in such technologies.  If any of our in-licensed technologies proved ineffective, or if a third party successfully asserted any right to such technologies, our ability to develop new products and implement our strategies would be materially adversely affected.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries.  Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate.  Other than Periostat, we have not received regulatory approval to market any of our product candidates in any jurisdiction.  We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals.  Securing FDA approval requires the submission of extensive preclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy.  Our future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the product candidates involved.  Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application, or may affect the period for which the data filed in relation to the company’s products may not be accessed by those wishing to obtain approvals to market similar products.  The FDA, and comparable authorities in other countries, have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies.  In addition, varying interpretations of the data obtained from preclinical and clinical testing could influence how a product candidate is classified and delay, limit or prevent regulatory approval of a product candidate.  Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory bodies.  These requirements include submissions of safety and other post-marketing information and reports, registration requirements, current Good Manufacturing Practice, or cGMP, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping.  Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.  Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•                  restrictions on such products, manufacturers or manufacturing processes;

•                  warning letters;

•                  withdrawal of the products from the market;

•                  refusal to approve pending applications or supplements to approved applications that we submit;

•                  recall;

•                  fines;

•                  suspension or withdrawal of regulatory approvals;

•                  refusal to permit the import or export of our products;

•                  product seizure; and

•                  injunctions or the imposition of civil or criminal penalties.

We cannot predict with certainty the effect on our business of the decline in revenues generated by the dental business following the commercial launch of generic versions of Periostat and the termination of our dental sales force.

We have historically relied on sales of Periostat and Mutual’s branded version of Periostat, together with revenues generated by the other products that made up our dental business, for most of our revenue.  During the nine months ended September 30, 2005 and each of the years ended December 31, 2004, 2003 and 2002, Periostat and Mutual’s branded version of Periostat supplied by us (with respect to the nine months ended September 30, 2005 and the year ended December 31, 2004), accounted for approximately 78%, 88%, 82% and 82% of our total net revenues, respectively.

On May 13, 2005, the FDA approved a third party generic version of Periostat and a generic product was launched soon thereafter in late May 2005.  Upon this generic launch, Mutual was no longer obligated to purchase and is not expected to purchase their branded product from us.  We do not anticipate future shipments of Mutual’s branded version of Periostat supplied by us.  In addition, we have had to disband our dental sales force and delay or discontinue certain research and development activities in the dental business.  Consequently, while we continue to generate cash flow from the dental business, our revenues and margins from Periostat and the volume of our other dental business, have decreased significantly and are anticipated to continue to decrease as a result of the third party introduction of a generic version of Periostat.  If this decrease is more significant than we expect, we may experience difficulty in managing our cash, which would have a material adverse effect on our ability execute our strategies and develop our dermatology business.

We cannot assure you that our clinical trials will be completed in a timely manner or will meet agreed upon end-points.

As part of our plans to expand into the dermatology market, we will need to conduct extensive testing of our products, pursuant to protocols that measure end points agreed with the FDA or other regulatory agencies.  We cannot guarantee that Phase I, Phase II, or Phase III testing for our products in development will be completed successfully within any specified period of time, if at all.  Many products that initially appear promising are found, after clinical evaluation, not to be safe and effective.  Also, we, or the FDA, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Delays in patient enrollment in clinical trials may result in increased costs and delays, which could have a harmful effect on our ability to develop products.

It may take several years to complete the testing of a product, and failure can occur at any stage of testing.  For example:

•                  interim results of preclinical or clinical studies do not necessarily predict their final results, and results in early studies might not be seen in later studies;

•                  potential products that appear promising at early stages of development may ultimately fail for a number of reasons, including the possibility that the products may be ineffective, less effective than products of our competitors or cause harmful side effects;

•                  any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities;

•                  preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•                  we may not be able to manufacture the investigational or commercial product in sufficient quantity or quality or at acceptable cost;

•                  negative or inconclusive results from a preclinical study or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•                  the FDA can place a hold on a clinical trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•                  we may encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval; and

•                  our clinical trials may not demonstrate the safety and efficacy needed for our products to receive regulatory approval.

If we are required to conduct additional clinical trials or other studies beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other studies or if the results of these trials or studies are not positive or are only modestly positive, we may be delayed in obtaining marketing approval, we may not be able to obtain marketing approval or we may obtain approval for indications that are not as broad as intended.  Our product development costs will also increase if we experience delays in testing or approvals.  Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or potential products.  If any of this occurs, our business will be materially harmed.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents or patent applications under which we do not hold licenses or other rights.  Third parties may own or control these patents and patent applications in the United States and abroad.  These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages.  Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both.  These licenses may not be available on acceptable terms, or at all.  Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property.  Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms.  This could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries.  In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology.  The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial.  Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources.  Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.  Patent litigation and other proceedings may also absorb significant management time.

We depend upon third party researchers and providers of clinical services to perform as contractually required if we are to be successful in bringing new products to market.

We do not have the ability independently to conduct the clinical trials required to obtain regulatory approval for our products.  We rely on independent clinical investigators, contract research organizations and other third party service providers for successful execution of our clinical trials, but do not control many aspects of their activities.  We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan, protocols for the trial and applicable regulatory requirements.  Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.  Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements.  Third parties may not, however, complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols.  Furthermore the data that they generate may not be accurate or may, in extreme cases, be fraudulent.

Our ability to bring our future products to market depends on the quality and integrity of the data we present to regulatory authorities in order to obtain marketing authorizations.  We cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated.  The failure of these third parties to carry out their obligations would materially adversely affect our ability to develop and market new products and implement our strategies.

We depend upon certain key relationships to generate much of the technology required to maintain our competitive position in the marketplace.

Our IMPACS technology is licensed from the Research Foundation of the State University of New York, or SUNY (the “SUNY License”), and other academic and research institutions collaborating with SUNY.  Under the SUNY License, we have an exclusive worldwide license to SUNY’s rights in certain patents and patent applications to make and sell products employing tetracyclines to treat certain disease conditions.  The SUNY License imposes various payment and reporting obligations on us, and our failure to comply with these requirements permits SUNY to terminate the SUNY License.  If the SUNY License is terminated, we would lose our right to exclude competitors from commercializing similar products, and we could be excluded from marketing the same products if SUNY licensed the underlying technology to a competitor after terminating the SUNY License.  The SUNY License is terminable by SUNY on 90 days prior notice only upon our failure to make timely payments, reimbursements or reports, if the failure is not cured by us within 90 days.  The termination of the SUNY License, or the failure to obtain and maintain patent protection for our technologies, would have a material adverse effect on our business, financial condition, liquidity and results of operations.

If our products cause injuries, we may incur significant expense and liability.

Our business may be adversely affected by potential product liability claims arising out of the testing, manufacturing and marketing of Periostat and other products developed by or for us or for which we have licensing or promotion and cooperation rights.  We have an aggregate of $10.0 million in product liability insurance ($5.0 million for pediatric claims) covering Periostat and Mutual’s branded version of Periostat, our product candidates and products for which we have licensing or promotion and cooperation rights.

Our insurer has also notified us that our general product liability policy will not cover claims arising from our past sales of Vioxx, to the extent such claims are made after December 31, 2004.  This does not affect our rights under the Co-Promotion Agreement with Merck, which provides for indemnification of us by Merck against any claims arising from manufacturing or design defects in the Vioxx product or for which we, as the seller of the product, may be strictly liable as a seller of an inherently dangerous product.

Our insurance may not adequately protect us against product liability claims.  Insufficient insurance coverage or the failure to obtain indemnification from third parties for their respective liabilities may expose us to product liability claims and/or recalls and could cause our business, financial condition and results of operations to decline.

Changes in stock option accounting rules may have a significant adverse affect on our operating results.

We have a history of using broad based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace.  Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” allows companies the choice of either using a fair value method of accounting for options that would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, with a pro forma disclosure of the impact on net income (loss) allocable to common stockholders of using the fair value option expense recognition method.  We have elected to apply APB 25 and, accordingly, we generally have not recognized any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant.

In December 2004, the Financial Accounting Standards Board issued “Share-Based Payment” (Statement 123(R)).  Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the grant-date fair value of the equity instruments issued.  In determining the fair value of options and other equity-based awards, companies may use different valuation models that may involve extensive and complex analysis.  Statement 123(R) will be effective for us no later than January 1, 2006, which is the first day of our 2006 fiscal year.  We are in the process of reviewing Statement 123(R) to determine which model is most appropriate for us.  While we continue to evaluate the effect that the adoption of Statement 123(R) will have on our financial position and results of operations, we currently expect that our adoption of Statement 123(R) will adversely affect our operating results to some extent in future periods.

Our stock price is highly volatile and, therefore, the value of your investment may fluctuate significantly.

The market price of our common stock has fluctuated and may continue to fluctuate as a result of variations in our quarterly operating results.  These fluctuations may be exaggerated if the trading volume of our common stock is low.  In addition, the stock market in general has experienced dramatic price and volume fluctuations from time to time.  These fluctuations may or may not be based upon any business or operating results.  Our common stock may experience similar or even more dramatic price and volume fluctuations that may continue indefinitely.

The following table sets forth the high and low last sale prices per share for our common stock for each of the quarters in the period beginning January 1, 2003 through December 20, 2005, as reported on the Nasdaq National Market:

Quarter Ended	High	Low

March 31, 2003	$11.03	$6.66
June 30, 2003	$13.27	$8.62
September 30, 2003	$15.84	$10.50
December 31, 2003	$11.82	$8.90

March 31, 2004	$14.16	$10.07
June 30, 2004	$13.21	$8.70
September 30, 2004	$9.49	$6.09
December 31, 2004	$7.49	$5.37

March 31, 2005	$7.52	$4.50
June 30, 2005	$7.61	$3.99
September 30, 2005	$9.95	$7.15
October 1, 2005 through December 20, 2005	$11.74	$8.50

Risks Related to this Offering

Investors in this offering will pay a much higher price than the book value of our stock.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $6.85, representing the difference between our net tangible book value as of September 30, 2005 and the as adjusted net tangible book value per share after giving effect to this offering at a price of $10.00 per share.  In the past, we issued options to acquire common stock and warrants at prices below the offering price.  To the extent these outstanding options and warrants are ultimately exercised or our outstanding preferred stock is converted, you will incur further dilution.

Because our management will have broad discretion over the use of the net proceeds to our company from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

The net proceeds to our company from this offering will be available for, among other purposes, general corporate purposes, and our management will have broad discretion as to the use of the offering proceeds.

Accordingly, you will be relying on the judgment of our management with regard to the use of net proceeds we receive from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds we receive will be invested in a way that does not yield a favorable, or any, return for our company.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  All statements, other than statements of historical facts, that we include in this prospectus and in the documents we incorporate by reference in this prospectus, may be deemed forward-looking statements for purposes of the Securities Act and the Exchange Act.  We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and, accordingly, you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the forward-looking statements that we make, including the factors included in the documents we incorporate by reference in this prospectus.  You should read these factors and the other cautionary statements made in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus and any document incorporated by reference. We caution you that we do not undertake any obligation to update forward-looking statements made by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 2,900,000 shares of our common stock that we are offering at a price of $10.00 per share will be approximately $27.1 million after deducting the estimated placement agency fees and offering expenses payable by us.  We intend to use the net proceeds of this offering for general corporate and working capital purposes.  Although we have not yet identified any specific uses for these proceeds, we currently anticipate using the proceeds for some or all of the following purposes: research and development expenses, manufacturing expenses, clinical trial costs, general and administrative expenses, and potential acquisitions of companies, products and technologies that complement our business.   Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

MARKET PRICE AND DIVIDENDS

Our common stock is traded on the Nasdaq National Market under the symbol “CGPI”.  The following table sets forth, for the period indicated, the high and low last sale prices per share of the common stock as reported by the Nasdaq National Market.

	Price Range of Common Stock
	High	Low
Year Ended December 31, 2003:
First Quarter	$11.03	$6.66
Second Quarter	13.27	8.62
Third Quarter	15.84	10.50
Fourth Quarter	11.82	8.90
Year Ended December 31, 2004:
First Quarter	14.16	10.07
Second Quarter	13.21	8.70
Third Quarter	9.49	6.09
Fourth Quarter	7.49	5.37
Year Ended December 31, 2005:
First Quarter	7.52	4.50
Second Quarter	7.61	3.99
Third Quarter	9.95	7.15
Fourth Quarter (through December 20, 2005)	11.74	8.50

On December 20, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $11.71.

As of December 15, 2005, we had 14,504,797 shares of common stock outstanding and there were 102 stockholders of record.  This figure does not reflect persons or entities who hold their stock in nominee or “street” name through various brokerage firms.

We have never declared or paid any cash dividends on our common stock.  Except as set forth below, we intend to retain earnings, if any, to fund future growth and the operation of our business.  On May 12, 1999, we consummated a $20.0 million financing through the issuance of our Series D Stock.  As a result of such financing, we had certain common stock dividend obligations and continue to have certain cumulative cash dividend obligations to the holders of the Series D Stock, who now hold Series D-1 Stock as a result of the Restructuring Agreement we executed with such holders on December 15, 2005.  Such financing arrangement also limits our ability to generally declare dividends to our common stockholders.  In addition, our ability to generally declare dividends to our common stockholders is further limited by the terms of our credit facility with Silicon Valley Bank.

CAPITALIZATION

                                                The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2005:

•                                          on an actual basis; and

•                                          on an as adjusted basis to give effect to the sale of 2,900,000  shares of common stock in this offering at a price of $9.34 per share, after deducting the estimated placement agency fees and offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related footnotes incorporated by reference in this prospectus.

	As of September 30, 2005
	Actual	As Adjusted
	(In thousands)
Cash, cash equivalents and short-term investments	$34,658	$61,735
Stockholders’ equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized; 200,000 shares of Series D cumulative convertible preferred stock issued and outstanding at September 30, 2005 (1); 150,000 shares of Series A participating preferred stock, designated and no shares issued and outstanding at September 30, 2005	2	2
Common stock, $0.01 par value; 25,000,000 shares authorized and as adjusted and 14,475,047 shares outstanding actual and 17,375,047 shares outstanding as adjusted at September 30, 2005	145	174
Additional paid-in capital	106,412	133,460
Accumulated other comprehensive loss	(11)	(11)
Accumulated deficit	(78,152)	(78,152)
Total stockholders’ equity	28,396	55,473
Total capitalization	$28,396	$55,473

(1)          On December 15, 2005, we executed a Restructuring Agreement with each of the holders of our outstanding Series D Stock, pursuant to which, among other things, the Series D Stockholders agreed to effect an exchange, whereby we exchanged all 200,000 outstanding shares of our Series D Stock for 200,000 shares of our Series D-1 Stock.

The number of shares of our common stock to be outstanding after this offering excludes, as of September 30, 2005:

•                           3,381,067 shares of common stock issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $9.34 per share;

•                           an aggregate of 1,447,784 additional shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan, 1996 Non-Employee Director Stock Option Plan, 1996 Stock Plan and 1992 Stock Option Plan; and

•                           an aggregate of 2,021,572 shares of common stock then issuable upon conversion of the outstanding shares of Series D Stock as of such date.

DILUTION

Our net tangible book value as of September 30, 2005 was approximately $27.7 million, or $1.91 per share of common stock.  Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding.  After giving effect to the sale by us of the 2,900,000 shares of common stock offered in this offering at a price of $10.00 per share and after deducting the estimated placement agency fees and offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been approximately $54.7 million, or $3.15 per share of common stock. This represents an immediate increase in the net tangible book value of $1.24 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $6.85 per share to new investors. The following table illustrates this per share dilution:

Price per share to investors		$10.00
Net tangible book value per share as of September 30, 2005	$1.91
Increase per share attributable to new investors	1.24
Net tangible book value per share after this offering		3.15
Dilution per share to new investors		$6.85

In the discussion and table above, we assume no exercise of outstanding options and warrants.  As of September 30, 2005, there were 3,381,067 shares of common stock reserved for issuance upon exercise of outstanding options and warrants with a weighted average exercise price of $9.34 per share.  To the extent that any of these outstanding options and warrants are exercised, there will be further dilution to new investors.  The discussion and table above also excludes the potential conversion of the outstanding shares of Series D Stock which had a liquidation value of approximately $20.5 million at September 30, 2005 and were then convertible into 2,021,572 shares of common stock.  To the extent any preferred stock is converted, there will be further dilution to new investors.

PLAN OF DISTRIBUTION

We are directly selling to one or more purchasers, shares of our common stock under this prospectus supplement at a price of $10.00 per share.  We estimate the gross proceeds from the financing will be approximately $29.0 million, and we estimate the net proceeds from the financing to be approximately $27.1 million after deducting placement agent fees and the estimated costs payable by us associated with the offering.  We have negotiated with the purchasers regarding the sale of shares of our common stock being offered hereunder, and have entered into subscription agreements with the purchasers which set forth the specific terms of the transaction.  We anticipate that we will effect the sale of the 2,900,000 shares of common stock in one or more closings.

Pursuant to a placement agency agreement dated December 21, 2005, we have engaged Roth Capital Partners, LLC, or Roth Capital, to act as our exclusive placement agent in connection with an offering of our common stock under the registration statement on Form S-3, of which this prospectus supplement is a part.  Under the terms of the placement agency agreement, Roth Capital agreed to be our exclusive placement agent, on a best efforts basis, in connection with the issuance and sale by us of our common stock in a proposed takedown from our registration statement.  The terms of any such offering will be subject to market conditions and negotiations between us, Roth Capital and prospective purchasers.  The placement agency agreement does not give rise to any commitment by Roth Capital to purchase any of the shares of common stock, and Roth Capital will have no authority to bind us by virtue of the placement agency agreement.  Further, Roth Capital does not guarantee that it will be able to raise new capital in any prospective offering.

With respect to the offering, we have agreed to pay compensation as follows:

•                     a placement fee to Roth Capital equal to 4.5% of the gross proceeds received from the sale of shares of our common stock in the offering;

•                     Roth Capital’s out-of- pocket expenses, including the fees and expenses of Roth Capital’s legal counsel, incurred in connection with the engagement, not in excess of $35,000; and

•                     up to 1.5% of the gross proceeds we receive in the offering to SunTrust Robinson Humphrey Capital Markets for financial advisory services rendered to us in connection with the offering.

We will not pay any other compensation in connection with the sale of our shares of common stock pursuant to the placement agency agreement.

Under certain circumstances, the placement agency agreement requires us to pay a placement fee to Roth Capital in connection with an offering consummated with specified parties during a period of up to six months following the date of the placement agency agreement.

We have agreed to indemnify Roth Capital against certain liabilities arising in connection with the engagement, including liabilities under federal securities laws.

This is a brief summary of the material provisions of the placement agency agreement and does not purport to be a complete statement of its terms and conditions.  A copy of the placement agency agreement is on file with the Securities and Exchange Commission as Exhibit 1.1 to a Form 8-K filed by us on December 21, 2005, that is incorporated by reference into the accompanying prospectus.

In compliance with the guidelines of the National Association of Securities Dealers, the maximum consideration or discount to be received by any NASD member may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

$50,000,000

COLLAGENEX PHARMACEUTICALS, INC.

Common Stock

We may from time to time issue up to an aggregate of $50,000,000 of common stock in one or more issuances.  This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will specify in the accompanying prospectus supplement the terms of the securities to be offered and sold. We may sell these securities to or through underwriters or dealers and also to other purchasers or through agents. We will set forth the names of any underwriters, dealers or agents in the accompanying prospectus supplement.

Our common stock is listed on the Nasdaq National Market and traded under the symbol “CGPI.”  The closing bid price of our common stock on the Nasdaq National Market on September 12, 2005 was $9.17 per share.

Investing in our common stock involves risks. See “Risk Factors” at page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

Prospectus dated October 11, 2005.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS
COLLAGENEX PHARMACEUTICALS, INC.
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by CollaGenex Pharmaceuticals, Inc. or any such person. Neither the delivery of this prospectus or any accompanying prospectus supplement nor any sale made hereunder and thereunder shall under any circumstances create an implication that there has been no change in the affairs of CollaGenex Pharmaceuticals, Inc. since the date hereof. This prospectus or any accompanying prospectus supplement does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell common stock in one or more offerings up to a total dollar amount of $50,000,000. This prospectus describes the general manner in which our common stock may be offered by this prospectus. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. If there is any inconsistency between the information in this prospectus and the accompanying prospectus supplement, you should rely on the information in the prospectus supplement. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.

COLLAGENEX PHARMACEUTICALS, INC.

CollaGenex Pharmaceuticals, Inc. and subsidiaries is a specialty pharmaceutical company currently focused on developing and marketing innovative proprietary medical therapies to the dermatology market. We currently market three prescription pharmaceutical products to the dermatology market through our professional dermatology sales force. Our marketed dermatology products are Pandel® a prescription corticosteroid we licensed from Altana, Inc. in May 2002, Alcortin™, a prescription topical antifungal steroid combination, and Novacort™, a prescription topical steroid and anesthetic. We are promoting Alcortin and Novacort to dermatologists pursuant to a Promotion and Cooperation Agreement with Primus Pharmaceuticals Inc. We also currently sell Periostat®, which we developed as the first pharmaceutical to treat periodontal disease by inhibiting the enzymes that destroy periodontal support tissues and by enhancing bone protein synthesis, and Atridox®, Atrisorb FreeFlow® and Atrisorb-D FreeFlow®, which are products of QTL, Inc., the successor to Atrix Laboratories, Inc., for the treatment of adult periodontitis.

Research has shown that certain tetracyclines can be chemically modified to retain non-antibiotic properties that may make them effective in treating diseases involving inflammation and/or destruction of the body’s connective tissues. We are evaluating various chemically modified tetracyclines (so called “IMPACS™” compounds because they are Inhibitors of Multiple Proteases And CytokineS”) to assess whether they are safe and effective in these applications. We have a pipeline of innovative product candidates with possible applications in dermatology and other disease states. In addition, we have acquired the Restoraderm® technology, a unique, proprietary dermal drug platform from which we plan to develop a range of topical dermatological products with enhanced pharmacologic and cosmetic properties.

We are a Delaware corporation. We were incorporated and began operations in 1992 under the name CollaGenex, Inc. and changed our name to CollaGenex Pharmaceuticals, Inc. in April 1996. Our principal executive offices are located at 41 University Drive, Suite 200, Newtown, Pennsylvania 18940, and our telephone number is (215) 579-7388. Our website address is www.collagenex.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive technical reference only.

Unless otherwise stated, all references to “us,” “our,” “CollaGenex,” “we,” the “Company” and similar designations refer to CollaGenex Pharmaceuticals, Inc. Our logo, trademarks and service marks are the property of CollaGenex. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks, including the forward-looking statements made in this prospectus and any prospectus supplement, as well as all of the risk factors incorporated herein by reference, before you make an investment decision pursuant to this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. All statements, other than statements of historical facts, that we include in this prospectus, any prospectus supplement, and in the documents we incorporate by reference in this prospectus, may be deemed forward-looking statements for purposes of the Securities Act and the Securities Exchange Act. We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and, accordingly, you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the forward-looking statements that we make, including the factors included in the documents we incorporate by reference in this prospectus. You should read these factors and the other cautionary statements made in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement, and any document incorporated by reference. We caution you that we do not undertake any obligation to update forward-looking statements made by us.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our common stock under this prospectus for general corporate purposes, including clinical trial costs, research and development expenses, general and administrative expenses, and potential acquisitions of companies, products and technologies that complement our business. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of our common stock. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

PLAN OF DISTRIBUTION

We may sell our common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The accompanying prospectus supplement will describe the terms of the offering of our common stock, including:

•       the name or names of any underwriters;

•       the purchase price of our common stock being offered and the proceeds we will receive from the sale;

•       any over-allotment options pursuant to which underwriters may purchase additional securities from us;

•       any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•       any initial public offering price; and

•       any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of the sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. We may change from time to time the public offering price and any discounts or concessions allowed or reallowed or paid to dealers. We may use underwriters with whom we have a material relationship. We will describe such relationships in the prospectus supplement naming the underwriter and the nature of any such relationship.

We may sell our common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of our common stock, and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for or purchase shares of common stock before the distribution of the shares of common stock is completed. However, underwriters may engage in the following activities in accordance with the rules:

•       Stabilizing transactions—Underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•       Over-allotments and syndicate covering transactions—Underwriters may sell more shares of our common stock than the number of shares that they have committed to purchase in any underwritten offering. This over-allotment creates a short position for the underwriters. This short position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in any underwritten offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in the offering.

•       Penalty bids—If underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from other underwriters and selling group members who sold those shares as part of the offering.

Similar to other purchase transactions, an underwriter’s purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements and schedule of CollaGenex Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC also maintains an Internet site, the address of which is www.sec.gov. That site also contains our annual, quarterly and current reports, proxy statements, information statements and other information.

We have filed this prospectus with the SEC as part of a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s web site.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities being offered by us, including exhibits and schedules. We also maintain an Internet site at www.collagenex.com, which provides additional information about our company and through which you can also access our SEC filings. The information set forth on our Internet site is not part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are “incorporating by reference” in this prospectus some of the documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed or may file the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1)                   our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 10, 2005;

(2)                   our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 5, 2005;

(3)                   our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 9, 2005;

(4)                   our Current Report on Form 8-K, as filed with the SEC on January 20, 2005;

(5)                   our Current Report on Form 8-K, as filed with the SEC on March 17, 2005;

(6)                   our Current Report on Form 8-K, as filed with the SEC on March 18, 2005;

(7)                   our Current Report on Form 8-K, as filed with the SEC on April 7, 2005;

(8)                   our Current Report on Form 8-K, as filed with the SEC on April 22, 2005;

(9)                   our Current Report on Form 8-K, as filed with the SEC on May 16, 2005;

(10)             our Current Report on Form 8-K, as filed with the SEC on May 26, 2005;

(11)             our Current Report on Form 8-K, as filed with the SEC on June 10, 2005;

(12)             our Current Report on Form 8-K, as filed with the SEC on June 17, 2005;

(13)             all our filings pursuant to the Securities Exchange Act after the date of filing of the initial registration statement and prior to the effectiveness of the registration statement; and

(14)             all documents and reports that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting Andrew K.W. Powell, CollaGenex Pharmaceuticals, Inc., 41 University Drive, Suite 200, Newtown, Pennsylvania 18940, telephone (215) 579-7388.

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.